Exhibit 99.1(B)

EXHIBIT B

Terms of Grant of Options to United States Employees

U.S. SUB-PLAN TO THE

SAFE-T GROUP LTD. GLOBAL EQUITY PLAN

Established by Resolution of the Board on January 20, 2019

1.	PURPOSE

The Board of Safe-T Group Ltd. (the “Company”) established the Safe-T Group Ltd. Global Equity Plan (the “Plan”). Through the Plan, the Company established a framework to aid the Company in attracting and retaining the best available individuals for positions of substantial responsibility, and to promote the success of the Company’s and Affiliate’s business by aligning the financial interests of individuals providing services to the Company and Affiliates with long-term shareholder value.

The Board determined that it was necessary and desirable to establish a sub-plan of the Plan for the purpose of granting Restricted Stock Units or Options to Eligible Persons who are residents of the United States or who are or may become subject to U.S. tax (i.e., income tax, social security and/or withholding tax (“U.S. Participants”)), with such Options qualifying as either Incentive Stock Options or Non-Statutory Stock Options within the meaning of Section 422 of the Code, to cause all Restricted Stock Units and Options under the Plan to be exempt from or comply with Section 409A of the Code, and to cause all Restricted Stock Units and Options to comply with certain other provisions and exemptions under U.S. law. The terms of the Plan, as amended from time to time, shall, subject to the provisions hereof, constitute this U.S. Sub-Plan of the Plan (this “U.S. Sub-Plan”). This U.S. Sub-Plan supplements, and shall be read in conjunction with the Plan, and is subject to the terms and conditions of the Plan; provided, that to the extent that the terms and conditions of the Plan differ from or conflict with the terms or conditions of this U.S. Sub-Plan, the terms and conditions of this U.S. Sub-Plan shall prevail.

2.	INTERPRETATION

For the purposes of this U.S. Sub-Plan, the definitions set out in the Plan shall apply to this U.S. Sub-Plan as such definitions apply to the Plan and in addition the following terms shall have the following meanings (unless the context requires otherwise):

2.1	“Beneficiary” means the legal representatives of the U.S. Participant’s estate entitled by will or the laws of descent and distribution to receive the benefits under a U.S. Participant’s Option upon a U.S. Participant’s death, provided that, if and to the extent authorized by the Board, a U.S. Participant may be permitted to designate a Beneficiary by separate written designation hereunder, in which case the “Beneficiary” instead will be the person, persons, trust or trusts (if any are then surviving) which have been designated by the U.S. Participant in his or her most recent written beneficiary designation filed with the Board to receive the benefits specified under the U.S. Participant’s Option upon such U.S. Participant’s death. Unless otherwise determined by the Board, any designation of a Beneficiary other than a U.S. Participant’s spouse shall be subject to the written consent of such spouse.

2.2	“Board” means the board of directors of the Company.

2.3	“Code” means the United States Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation, and regulations thereto.

2.4	“Date of Grant” means, with respect to Non-Statutory Stock Options, the date specified in Treasury Regulation Section 1.409A-1(b)(5)(vi)(B) and with respect to Incentive Stock Options, the date specified in Treasury Regulation Section 1.422-1(c).

2.5	“Eligible Person” has the meaning specified in Section 3.1.1;

2.6	“Employee” has the meaning specified in Section 3.1.1.

2.7	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

2.8

“Fair Market Value” means the value of a Share determined according to the following rules:

(a) If the Share is not at the time listed or admitted to trading with an established securities market, then Fair Market Value shall be determined in good faith by the Board, which may take into consideration (i) the price paid for the Share in the most recent trade of a substantial number of Shares known to the Board to have occurred at arm's length between willing and knowledgeable investors, (ii) an appraisal by an independent party, or (iii) any other method of valuation undertaken in good faith by the Board, or some or all of the above as the Board shall in its discretion elect; or

(b) If the Share is at the time listed or admitted to trading with an established securities market, then Fair Market Value shall mean the closing price of the Company's Share on such established securities market for the last trading day before the Date of Grant of such Option.

2.9	“Incentive Stock Option” means an Option intended to be (as set forth in the Grant Letter) and which qualifies as an incentive stock option within the meaning of Section 422(b) of the Code.

2.10	“Non-Statutory Stock Option” means an Option not intended to be (as set forth in the Grant Letter) or which does not qualify as an Incentive Stock Option.

2.11	“Qualified Member” means a member of the Board who is a “Non-Employee Director” within the meaning of Rule 16b-3(b)(3) under the Exchange Act.

2.12	“Restricted Stock Units” means grants of a right to receive one Share or, in lieu thereof, the Fair Market Value of such Share in cash, which shall be contingent upon the vesting. Any reference in the Plan to a “Grant of Shares,” “Share Grant,” or “Granted Shares” shall refer to Restricted Stock Units for purposes of this U.S. Sub-Plan.

2.13	“Rule 16b-3” means Rule 16b-3, as from time to time in effect and applicable to U.S. Participants, promulgated by the U.S. Securities and Exchange Commission under Section 16 of the Exchange Act.

2.14	“Securities Act” means the U.S. Securities Exchange Act of 1933, as amended.

2.15

“Subsidiary” means a corporation, company, partnership or other form of business organization of which the Company owns, directly or indirectly through an unbroken chain of ownership, fifty percent or more of the total combined voting power of all classes of stock or other form of equity ownership or has a significant financial interest, as determined by the Board.

2.16	“Ten Percent Shareholder” means a person who, at the time an Option is granted to such person, owns shares possessing more than ten percent (10%) of the total combined voting power (as defined under applicable U.S. law and after application of the attribution rules of Section 424(d) of the Code) of all classes of shares of the Company or any ISO Subsidiary within the meaning of Section 422(b)(6) of the Code.

3.	TERMS

Restricted Stock Units,  Incentive Stock Options and Non-Statutory Stock Options shall be governed by the terms of the Plan to the extent not otherwise provided for in this U.S. Sub-Plan.

3.1	Eligibility and Certain Option Limitations.

3.1.1	Eligibility. Non-Statutory Stock Options and Restricted Stock Units may be granted under the U.S. Sub-Plan only to Eligible Persons. For purposes of the U.S. Sub-Plan, an “Eligible Person” means (i) an employee of the Company or any Subsidiary, which term shall include any common-law employee as well as any person whom the Company or Subsidiary classifies as an employee (including any officer who is an employee) for employment tax purposes (whether or not such classification is correct), and any person who has been offered employment by the Company or a subsidiary or Subsidiary, provided that such prospective employee may not receive any payment or exercise any right relating to an Option until such person has commenced employment with the Company or Subsidiary (each, an “employee”), (ii) a non-employee executive officer or non-employee director of the Company or Subsidiary, or (iii) a consultant, advisor or other independent contractor of the Company or Subsidiary. Incentive Stock Options may be granted only to an Eligible Person who is an employee (as determined under the statutory option rules of Section 421 et seq. of the Code) of the Company or of a “parent corporation” or “subsidiary corporation” (as those terms are defined in Section 424 of the Code and such subsidiary being an “ISO Subsidiary”) with respect to the Company. A person shall not cease to be an employee in the case of (i) any military, sick leave or other bona fide leave of absence approved by the Company or (ii) transfers between locations of the Company or between or among the Company, and its Subsidiaries, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If the period of leave exceeds ninety (90) days and reemployment upon expiration of such leave is not so guaranteed, any Incentive Stock Option held by the grantee shall cease to be treated as an Incentive Stock Option on the 180th day following the first day of such leave and shall thereafter be treated for tax purposes as a Non-Statutory Stock Option. Neither service as a director nor payment of a director’s fee by the Company shall be sufficient to constitute “employment” by the Company for purposes of the U.S. Plan.

3.1.2	Term of Options. (a) The Board shall determine the term of each Option, provided that in no event shall any Option be exercisable after the expiration of ten (10) years after the effective Date of Grant of such Option and (b) no Incentive Stock Option granted to a Ten Percent Shareholder shall expire later than five years from its Date of Grant.

3.1.3	Exercise Price. The exercise price per share for an Option shall be determined by the Board; provided that such exercise price shall be not less than the Fair Market Value of a Share on the effective Date of Grant of the Option. No Incentive Stock Option granted to a Ten Percent Shareholder shall have an exercise price per share less than one-hundred ten percent (110%) of the Fair Market Value of a Share on the effective Date of Grant of the Option.

3.1.4	Exercise Payment. Shares purchased upon the exercise of an Option granted under the Plan shall be paid for as follows: (a) in cash or by check, payable to the order of the Company; (b) by payment in cash or by check, payable to the order of the Company, of the par value of the Shares to be acquired and by payment of the balance of the exercise price in whole or in part by delivery of the Participant’s recourse promissory note, in a form specified by the Board and to the extent consistent with applicable law, secured by Shares acquired upon exercise of the Option and such other security as the Board may require; (c) except as may otherwise be provided in the applicable Grant Letter or approved by the Board, in its sole discretion, by (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding; (d) by delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value, provided (1) the method of payment is then permitted under applicable law, (2) the Shares, if acquired directly from the Company, was owned by the Participant for a minimum period of time, if any, as may be established by the Board in its sole discretion, and (3) the Shares are not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; (e) in the case of a Non-Statutory Stock Option, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (1) the number of shares underlying the portion of the Option being exercised less (2) such number of shares as is equal to (i) the aggregate exercise price for the portion of the Option being exercised divided by (ii) the value of the Common Stock on the date of exercise and, at the election of the Participant, less (iii) such number of shares as is equal in value to the withholding obligation (if any); (f) to the extent permitted by applicable law and provided for in the applicable Grant Letter or approved by the Board in its sole discretion, by payment of such other lawful consideration as the Board may determine; or (g) by any combination of the above permitted forms of payment.

3.1.5	Exercise Restrictions. The exercise restrictions in Section 7.7 of the Plan shall apply to the extent allowed under U.S. federal or state law.

3.1.6	Adjustments. Notwithstanding any provision in Article 4 of the Plan, no adjustment shall be made to the terms or conditions of an Option or Restricted Stock Unit under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Grantee under Code Section 409A or result in the loss of Incentive Stock Option status under Code Section 424 (without the Grantee’s consent).

3.1.7	Limits on Transferability. An Option shall not be assignable or transferable by the Participant except by will or by the laws of descent and distribution. During the life of the Participant, an Option shall be exercisable only by him, by a conservator or guardian duly appointed for him by reason of his incapacity or by the person appointed by the Participant in a durable power of attorney acceptable to the Company’s counsel. Notwithstanding the preceding sentences, the Board may in its discretion permit the Participant of an Non-Statutory Stock Option to transfer the Non-Statutory Stock Option to a member of the Immediate Family (as defined below) of the Participant, to a trust solely for the benefit of the Participant and the Participant’s Immediate Family or to a partnership or limited liability company whose only partners or members are the Participant and members of the Participant’s Immediate Family. “Immediate Family” shall mean, with respect to any Participant, the Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, and shall include adoptive relationships.

3.1.8

No Rights as Shareholder. A Participant shall have no rights as a stockholder with respect to any Shares covered by an Option or a Restricted Stock Unit until the date of issuance of a stock certificate to him or her for the Shares. Notwithstanding Section 13.3 of the Plan, with respect to Option grants, U.S. Participants shall not receive, either directly or indirectly, any dividend payment for dividends accrued on Underlying Shares. With respect to Restricted Stock Unit grants, the Board, at its sole discretion, may grant a dividend equivalent unit to any Participant upon such terms and conditions as it may establish. Each dividend equivalent unit will entitle the Participant, at the time of the settlement of the Restricted Stock Unit, to an additional payment equal to the dividends the Participant would have received if the Participant had been the actual record owner of the underlying Shares on each dividend record date prior to settlement. The dividend equivalent unit may be settled in Shares or cash or a combination thereof.

3.2	Incentive Stock Options.

The following provisions shall control any grants of Options that are denominated as Incentive Stock Options.

3.2.1	Grant of Incentive Stock Options. Each Option that is intended to be an Incentive Stock Option must be designated in the Option Agreement as an Incentive Stock Option, provided that any Option designated as an Incentive Stock Option will be a Non-Statutory Stock Option to the extent the Option fails to meet the requirements of Code Section 422.

3.2.2	Maximum ISO Limit. The maximum aggregate number of Shares that may be issued under the Plan pursuant to the exercise of Incentive Stock Options shall not exceed 10M Shares (the “ISO Share Limit”) (subject to adjustment as provided in section 4 of the Plan), and shall be determined to the extent required under the Code, by reducing the number of Shares designated under section 3 of the Plan by the number of Shares issued pursuant to Options, provided that any Shares that are subject to Options issued under the Plan and forfeited back to the Plan before an issuance of Shares shall be available for issuance pursuant to future ISO Options. The maximum aggregate number of Shares that may be issued under the Plan pursuant to all Options other than Incentive Stock Options shall not be limited and shall be in accordance with section 3 of the Plan.

3.2.3	Exercise Limitation. To the extent that Options that are intended to qualify as Incentive Stock Options (granted under all Shares plans of the Company, including the Plan) become exercisable by a U.S. Participant for the first time during any calendar year for Shares having a Fair Market Value greater than one-hundred thousand dollars ($100,000), the portion of such Options which exceed such amount shall be treated as Non-Statutory Stock Options. For purposes of this Section 3.2.4, Options intended to qualify as Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of Shares shall be determined as of the time the option with respect to such Shares is granted. If the Code is amended to provide for a limitation different from that set forth in this Section, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as required or permitted by such amendment to the Code. If an Option is treated as an Incentive Stock Option in part and as a Non-Statutory Stock Option in part by reason of the limitation set forth in this Section, the U.S. Participant may designate which portion of such Option the U.S. Participant is exercising. In the absence of such designation, the U.S. Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. Upon exercise of the Option, Shares issued pursuant to each such portion shall be separately identified.

3.2.4	Post-Termination Exercise. An Incentive Stock Option shall remain exercisable following a termination of employment (including Retirement) from the Company or an ISO Subsidiary, to the extent the Employee was entitled to exercise such Option at the date of termination of employment, only until the expiration of (A) three months after the termination of employment from the Company and an ISO Subsidiary for any reason, including any change in a U.S. Participant’s engagement status between Employee and a consultant, but other than his or her death or disability (within the meaning of Code Section 22(e)(3)), and (B) one year after the termination of employment from the Company and any ISO Subsidiary on account of his or her death or disability (as defined above). In the case of the death of the U.S. Participant, the Option may be exercised by the U.S. Participant’s estate or by a person who acquires the right to exercise the Option by bequest or inheritance. If such disability is not a “disability” as such term is defined in Section 22(e)(3) of the Code, in the case of an Incentive Stock Option, such Incentive Stock Option shall automatically cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Non-Statutory Stock Option on the day three months and one day following a termination of employment from the Company and any ISO Subsidiary on account of disability. Notwithstanding Section 10.4 of the Plan, the Administrator shall be permitted to extend any of the periods stated in Sections 10.1-10.3 of the Plan only to the extent such extension is compliant with the Code and any applicable any federal or state law, rule or regulation.

3.2.5.	Modification. If an Incentive Stock Option is modified, extended or renewed (within the meaning of Code Section 424(h)), such Option will thereupon cease to be treated as an Incentive Stock Option

3.2.6	Notice of Disposition. The U.S. Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Stock Option within (a) two (2) years from the Date of Grant of such Incentive Stock Option or (b) one (1) year after the transfer of such Shares to the U.S. Participant.

3.3	Restricted Stock Units.

The following provisions shall control any grants of Restricted Stock Units

3.3.1	Number of Shares and Other Terms. The number of Shares subject to a Restricted Share Unit Award and the vesting period shall be determined by the Board or pursuant to the Plan.

3.3.1	Purchase Price. Notwithstanding Section 7.1 of the Plan, U.S. Participants shall not be required to pay any consideration including the Purchase Price to receive Shares upon vesting of a Restricted Stock Unit.

3.3.1	Settlement and Delivery. Delivery of Shares in settlement of a Restricted Share Unit Award that vests shall occur as soon as administratively practicable following vesting, but in no event later than the fifteenth day of the third month following the close of the year in which vesting occurs.

3.3.1	Release. Notwithstanding Section 7.5 of the Plan, U.S. Participants shall not be required to provide to the Company documentation evidencing the payment of taxes by the U.S. Participant as a condition to receiving any Shares or any other compensation or benefit under either the Plan or this U.S. Sub-Plan.

4.	ADMINISTRATION OF U.S. SUB-PLAN

4.1	Manner of Exercise of Board Authority. At any time that a member of the Board is not a Qualified Member, any action of the Board relating to an Option intended to be covered by an exemption under Rule 16b-3 under the Exchange Act may be taken by a committee or subcommittee, designated as the “U.S. Sub-Committee,” composed solely of two or more Qualified Members or may be taken by the Board or the U.S. Sub-Committee but with each such member who is not a Qualified Member abstaining or recusing himself or herself from such action, provided that, upon such abstention or recusal, the Board or U.S. Sub-Committee remains composed of at least two or more Qualified Members. Such action, authorized by the U.S. Sub-Committee or by the Board upon the abstention or recusal of such non-Qualified Member(s), shall be the action of the Board for purposes of the Plan. The express grant of any specific power to the Board, and the taking of any action by the Board, shall not be construed as limiting any power or authority of the Board. To the fullest extent authorized under applicable law, the Board may delegate to officers or managers of the Company or any Affiliate, or committees thereof, the authority, subject to such terms as the Board shall determine, to perform such functions, including administrative functions, as the Board may determine, to the extent that such delegation will not cause Options intended to qualify for an exemption under Rule 16b-3 under the Exchange Act to fail to so qualify.

4.2	Exemptions from Section 16(b) Liability. With respect to a U.S. Participant who is then subject to the reporting requirements of Section 16(a) of the Exchange Act in respect of the Company, the Board shall implement transactions under the Plan and administer the Plan in a manner that will ensure that each transaction with respect to such a U.S. Participant is exempt under Rule 16b-3 (or satisfies another exemption under Section 16(b)), except that this provision shall not limit sales by such a U.S. Participant, and such a U.S. Participant may engage in other non-exempt transactions with respect to shares delivered under the Plan.

4.3	Compliance with Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Board, postpone the issuance or delivery of Shares until completion of such registration or qualification of such Shares or other required action under any federal or state law, rule or regulation or listing or other required action with respect to any stock exchange or automated quotation system upon which the Shares or other securities of the Company are listed or quoted, as the Board may consider appropriate, and may require any U.S. Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of in compliance with applicable laws, rules, and regulations or listing requirements. Specifically, in connection with the Securities Act, upon the exercise of any Option or settlement of a Restricted Stock Unit, the Company shall not be required to issue shares unless the Board has received evidence satisfactory to it to the effect that the Participant will not transfer the shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that such registration is not required. Any determination in this connection by the Board shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to issue any shares upon the exercise of any Option or to settle any Restricted Stock Unit to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws/ any applicable securities laws.

5.	TAX PROVISIONS

5.1	Section 409A Compliance. The Company intends that Options and Restricted Stock Units granted pursuant to the Plan to U.S. Participants be exempt from or comply with Section 409A of the Code (including any amendments or replacements of such section), and the Plan shall be so construed. Notwithstanding other provisions of this U.S. Sub-Plan or any Grant Letters hereunder, unless otherwise determined by the Board in its sole and absolute discretion, no Option or Restricted Stock Unit shall be granted, deferred, accelerated, extended, settled, paid out or modified under this U.S. Sub-Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a U.S. Participant. In the event that it is reasonably determined by the Board that, as a result of Section 409A of the Code, payments in respect of any Option or Restricted Stock Unit under the Plan may not be made at the time contemplated by the terms of the Plan or the relevant Grant Letter, as the case may be, without causing the U.S. Participant holding such Option or Restricted Stock Unit to be subject to taxation under Section 409A of the Code, including as a result of the fact that the U.S. Participant is a “specified employee” under Section 409A of the Code, the Company will make such payment on the first day that would not result in the U.S. Participant incurring any tax liability under Section 409A of the Code. The Company shall use commercially reasonable efforts to implement the provisions of this Section 5.1 in good faith; provided, that neither the Company, the Board nor any of the Company’s employees, directors or representatives shall have any liability to U.S. Participants with respect to this Section 5.1. Without limiting the foregoing, unless otherwise determined by the Board in its sole and absolute discretion, the terms of Section 4 of the Plan as they relate to U.S. Participants shall be subject to the requirements and limitations of Section 409A of the Code. Notwithstanding any provision of the Plan to the contrary, in the event that following such effective date the Board determines that any Option or Restricted Stock Unit may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after such effective date), the Board may adopt such amendments to the Plan and the applicable Grant Letter or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Board determines are necessary or appropriate to (a) exempt the Option or Restricted Stock Unit from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option or Restricted Stock Unit, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

5.2	Withholding Taxes. To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Participant by reason of the exercise of an Option or settlement of a Restricted Stock Unit, and as a condition to the receipt of any Option or Restricted Stock Unit the Participant shall agree that if the amount payable to him or her by the Company or any Affiliate employing the Participant in the ordinary course is insufficient to pay such taxes, then the Participant shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.

6.	LIMITATION ON RIGHTS CONFERRED UNDER U.S. SUB-PLAN

Neither this U.S. Sub-Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or U.S. Participant the right to continue as an Eligible Person or U.S. Participant or in the employee or service of the Company or a Subsidiary or Affiliate, (ii) interfering in any way with the right of the Company or a Subsidiary or Affiliate to terminate any Eligible Person’s or U.S. Participant’s employment or service at any time, (iii) giving an Eligible Person or U.S. Participant any claim to be granted any Option or Restricted Stock Unit under the Plan or to be treated uniformly with other U.S. Participants and employees, or (iv) conferring on a U.S. Participant any of the rights of a shareholder of the Company unless and until the U.S. Participant is duly issued or transferred Shares in accordance with the terms of an Option or Restricted Stock Unit, or an Option is duly exercised or the Restricted Stock Unit is settled. Except as expressly provided in this U.S. Sub-Plan and a Grant Letter, neither this U.S. Sub-Plan nor any Grant Letter shall confer on any person other than the Company and the U.S. Participant any rights or remedies thereunder.

7.	AUTHORIZATION OF SUB-PLAN

7.1	Effectiveness. This U.S. Sub-Plan shall become effective upon its adoption by the Board (the “Effective Date”). It shall continue in effect for a term of ten years from such date or from the date of its approval by the Shareholders, whichever is earlier, unless sooner terminated under the terms of the Plan. The Board may at any time amend the Plan; provided, however, that if Incentive Stock Options are granted under the Plan, without approval of the Company’s shareholders there shall be no: (a) increase in the total number of Shares available to be issued as Incentive Stock Options, except by operation of the provisions of Section 4 of the Plan and Section 3.1.6 of this U.S. Sub-Plan or (b) change in the class of persons eligible to receive Incentive Stock Options under the Plan; and provided, further, that there shall be no other change in the Plan that requires shareholder approval under applicable law unless such approval is obtained. Except as otherwise provided in the Plan or an Option agreement or Restricted Stock Unit agreement, no amendment shall adversely affect outstanding Options or Restricted Stock Units without the consent of the Participant. The Plan may be terminated at any time by action of the Board, but any such termination will not terminate Options or Restricted Stock Units then outstanding, without the consent of the Participant.

7.2	Shareholder Approval. Continuance of the Plan and this U.S. Sub-Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date the Plan and this U.S. Sub-Plan are adopted. Any Incentive Stock Options granted under this U.S. Sub-Plan before shareholder approval is obtained must be rescinded if shareholder approval is not obtained within twelve (12) months before or after the Plan and this U.S. Sub-Plan are adopted.

7.3	Nonexclusivity of the Plan. Neither the adoption of this U.S. Sub-Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements, apart from the Plan or this U.S. Sub-Plan, as it may deem desirable, and such other arrangements may be either applicable generally or only in specific cases.

8.	GOVERNING LAW

This U.S. Sub-Plan shall in all respects be governed by and be construed in accordance with the laws of the State of Delaware, without giving effect to the principals of conflicts of laws, and applicable provisions of U.S. federal law. The state and federal courts located within the State of Delaware shall have exclusive jurisdiction to settle any dispute which may arise out of or in connection with this U.S. Sub-Plan and accordingly any proceedings, suit or action arising out of this U.S. Sub-Plan shall be brought in such courts.

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